Mail Stop 6010   March 29, 2007

Mr. Stanton E. Ross
Chairman and Chief Executive Officer
Digital Ally, Inc.
4831 W. 136th Street, Suite 300
Leawood, Kansas 66224

> **Re: Digital Ally, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 2 filed March 16, 2007**
> **File No. 333-138025**

Dear Mr. Ross:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General

1. We note your reference to the filing of a confidential treatment request. Comments on your application for confidential treatment will be provided in a separate letter when they are available. Please note that we will not be a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues relating to your confidential treatment request.

Cover page

2. We note your response to comment 1 and reissue the comment. Please state the fixed price at which the shares will be sold. In this regard, we note the first paragraph states the shares will be sold at prevailing market price or negotiated transactions. The third paragraph merely states a historical closing bid price.

3. How will potential investors know when you have determined that a more active trading market has developed? Do you intend to file a post-effective amendment reflecting a change in the offering from a fixed price per share to an at the market offering?

"We have a history of operating losses." – page 3

4. Please expand the discussion to indicate the amount of operating losses for each of the past two fiscal years.

"We are dependent on key personnel." – page 4

5. Please expand the discussion to indicate whether you have employment agreements with Messrs. Ross, McCoy and Haler and the material terms of any such agreements.

Financial Statements

Notes to Financial Statements, page F-5

Note 1. Nature of Business and Significant Accounting Policies, page F-5

6. Please clarify your accounting policy for the warrants issued in 2006 as part of units sold to accredited investors and revise your disclosures here, in the Critical Accounting Estimates section of the MD&A and in Note 8 as appropriate. Include a more detailed description of these warrants in the financial statements and in the MD&A. From the description included in Item 26 it does not appear that SFAS 150 would be the applicable authoritative literature for these warrants; instruments within the scope of SFAS 150 do not qualify for equity treatment. Please clarify. If you determine that SFAS 150 is not applicable, please provide us an analysis of SFAS 133 and EITF 00-19 for these warrants. Please refer to the Division of Corporation Finance "Current Accounting and Disclosure Issues" Section II(B) - Classification and Measurement of Warrants and Embedded Conversion Features (Updated.) You can find this at the following website: http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

7. Please tell us why the fair value of the stock options used in the pro forma information under SFAS 123 is less than the expense under APB 25. Provide us a calculation of both.

Note 8. Stock Based Compensation, pages F-15 – F-21

8. Please disclose how you allocated the proceeds between the common stock and the common stock purchase warrants issued as part of the units placed and disclose the amount allocated to the warrants. Quantify and discuss the significant assumptions underlying your allocation. Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment.

9. Please refer to your response to comment 17. Please quantify and describe the terms of the performance based awards that were outstanding at the date of the initial application of SFAS 123 that qualify for the accounting treatment prescribed in APB Opinion 25. Direct us to the specific paragraphs of the applicable guidance that was used as a basis for your accounting in addition to referring to paragraph 83 of SFAS 123(r.) Disclose the compensation amount recorded on these awards in all periods presented.

*   *   *

General

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Iboyla Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Christian J. Hoffmann, III, Esq.